UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36433

GasLog Partners LP
(Exact name of registrant as specified in its charter)

c/o GasLog LNG Services Ltd.
69 Akti Miaouli 18537
Pireaus Greece
+30 210 459 1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests
(Title of each class of securities covered by this Form)

Series A Preference Units*1
Series B Preference Units*
Series C Preference Units*
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

* Explanatory Note: For the avoidance of doubt, the Series A Preference Shares, Series B Preference Shares and Series C Preference Shares will remain registered at this time.

Pursuant to the requirements of the Securities Exchange Act of 1934, GasLog Partners LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GASLOG PARTNERS LP

By:	/s/ Paolo Enoizi
	Name:	Paolo Enoizi
	Title:	Chief Executive Officer

Date: July 24, 2023